SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (lxvi)	Preliminary 2006 results and 2009 targets. January 24, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: January 24th, 2007	By:	/s/ Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

ENDESA
Market Disclosure

PERFORMANCE OF KEY INDICATORS AND ACHIEVEMENT OF STRATEGIC TARGETS

The Information Provided by the Company Herein Updates our Outlook for the Business Based on the Initiatives and Regulatory Assumptions used in the Strategic Plan already Presented to the Market

This Update Implies EBITDA and Net Income for Fiscal Year 2006 as well as 2009 Strategic Targets have all Improved

•	In accordance with our best estimates, 2006 EBITDA will amount to Euro 7,140 million, Euro 210 million ahead of our previous guidance and representing growth of 19% over 2005.

•	Net income is expected at Euro 2,950 million, primarily driven by net income from ordinary activities at Euro 2,557 million, a year-over-year increase of 39%.

•
2006 EBITDA growth in all business lines: EBITDA in the Spain and Portugal business is expected at Euro 3,834 million, up 17% year-over-year, while in Europe it will reach Euro 1,117 million, up 26%, and in Latin America, Euro 2,189 million, an increase of 17%.

•
Looking to our guidance for 2009, EBITDA is estimated at Euro 8,500 million, an increase of Euro 170 million over our previous guidance. 2009 net income is estimated at Euro 3,075 million, Euro 75 million above our last estimate.

•
The Company has already distributed Euro 3,070 million of the Euro 9,900 million committed to its shareholders between 2005 and 2009. This policy should be ratified at the corresponding General Shareholders’ Meetings.

Madrid, 24 January 2007.- Today ENDESA is presenting detailed information on its best estimates for its 2006 earnings results and its outlook for achieving its strategic targets through 2009.

Over the past few months ENDESA has regularly updated its earnings guidance in tandem with its quarterly earnings presentations. On this occasion, in light of the expected resolution of the ongoing takeover process, the Company has decided to provide its latest figures so the market has fully up-to-date information.

Specifically, although our 2006 results are not yet available, today’s presentation includes preliminary and provisional figures for the full-year, prepared using the best information available at this time.

The presentation also includes our latest key parameters guidance through to 2009, prepared using assumptions that are detailed in the same document provided to the market today.

In accordance with these estimates, and in line with the 9M06 Results Presentation made last October, targets contained in the 2009 Strategic Plan are expected to be beaten.

2006 earnings estimates

In accordance with the ENDESA’s best current estimates, 2006 EBITDA will amount to Euro 7,140 million, Euro 210 million ahead of our previous guidance, representing growth of 19% over 2006.

The main factor of this sharp increase was the strong growth achieved in all of ENDESA’s business lines, driven by margin optimisation, progress on improving the regulatory environment, Operating Efficiency Plan ahead of schedule and macroeconomic stability in Latin America.

Net income is estimated at Euro 2,950 million, underpinned by the growth in net income from ordinary activities - excluding asset disposals - to Euro 2,557 million, a year-over-year increase of 39%, as well as progress made on the disposal program. This figure includes a non-cash charge of Euro 130 million to the lower carrying amount of unused tax deductions as a result of the income tax cut implemented in Spain.

2006 forecasted EBITDA grew in each of the Company’s three business lines:

▪
In accordance with our preliminary figures, 2006 EBITDA in the Spain and Portugal business is expected to be Euro 3,834 million, an increase of Euro 84 million over the most recent guidance provided to the market and representing year-over-year growth of 17%.

Keys factors are: our continued leadership in the electricity market, enhanced margins in the retail business, operating efficiency improvement, supply reliability and regulatory developments.

This estimate was made on the basis of the same regulatory assumptions used throughout last year, i.e., the non-consideration of additional revenues derived from an increase on the wholesale market price cap established at €42.35/MWh by Royal Decree-Law 3/2006, an estimated tariff deficit of Euro 1,331 million, additional compensation non-mainland generation deficit between 2001 and 2006 estimated at Euro 1,513 million and the impact of the regulation passed in February 2006 in relation to the treatment of free CO2 emission rights.

▪	EBITDA in the European business is expected at Euro 1,117 million, Euro 17 million ahead of our last set of estimates, representing year-over-year growth of 26%.

This growth was primarily due to increased output, an improved generation mix, the successful implementation of the efficiency plan in Italy, customer portfolio diversification, fixed-cost cutting in France and lastly, asset portfolio optimisation and integrated management within the energy trading division.

▪	EBITDA in the Latin American business is forecasted at Euro 2,189 million, Euro 109 million ahead of the most recent target disclosed to the market, representing year-over-year growth of 17%.

Main EBITDA growth drivers in Latin America are: regional macroeconomic and monetary stability, strong growth in demand in ENDESA’s markets, progress on the new capacity program, improved unit margins in both generation and distribution as well as regulatory developments.

2009 strategic targets

Based on our earnings estimates for 2006 and the business outlook extrapolating currently available information, ENDESA will be in a position not only to meet the targets set for 2009 but to beat them.

2009 EBITDA is forecasted at Euro 8,500 million, Euro 170 million ahead of our previous guidance, equivalent to a compound average growth rate (CAGR) of 8% between 2006 and 2009, measured in homogeneous terms.

This EBITDA growth, expected to be sustained throughout the period, will be mainly driven by the optimisation of the Company’s current businesses, opportunities arising from its excellent business portfolio and the opportunities generated as a result of sector deregulation currently underway.

Net income forecasted will total Euro 3,075 million in 2009, Euro 75 million ahead of the most recent guidance provided to the market, driven by the significant growth in net income from ordinary activities, forecasted currently at Euro 2,970 million for 2009, and will represent 97% of the total net income.

Additionally, the successful completion of its Investment Plan will position the Company for longer term growth beyond 2009. The investment program entails capex of Euro 12.300 million between 2007 and 2009, of which 56% will be earmarked for business growth and 44% for maintenance. Of the total, Euro 6,700 million correspond to Spain and Portugal, Euro 2,900 million in Europe, Euro 2,500 million in Latin America and Euro 200 million for other activities.

It is worth highlighting that this capex program includes investments in capacity generation facilities already announced to the market, such as the Aysén hydro project (Chile) and Émile Huchet CCGT (France), where construction is expected to extend beyond 2009.

The Investment Plan will underpin progress on ENDESA’s strategic goals: maintenance of its leadership position in Spain and Latin America - particularly in Chile -, growth in Europe by increasing installed capacity and enhancing the generation mix as well as boosting the Company’s overall renewable energy portfolio.

As a result of this program, ENDESA’s total installed capacity will increase 15% between 2006 and 2009 to reach 55,500 MW by 2009.

The investment commitment in renewable energy is particularly noteworthy. Installed capacity will increase by 79% from 1,600 MW today to 2,900 MW by 2009. In addition to bolstering renewables in Spain & Portugal and Europe businesses, the plan contemplates achieving a leadership position in the co-combustion and biomass segments as well as the creation of a solid renewables portfolio throughout Latin America.

The corresponding beneficial impact of this commitment on the Company’s environmental friendliness will be complemented by the ongoing leadership in the Clean Development Mechanisms (CDM) market where ENDESA is the most active electric utility worldwide.

Targets by business lines

Spain and Portugal

2009 forecasted EBITDA in the Spain and Portugal business is expected to be Euro 4,630 million as a result of increase in activity, improvements in operating efficiency and changes in the Spanish regulatory framework.

This forecast is based on the same assumptions regarding regulatory development as those considered until now, noteworthy among which are quarterly tariff updates, the total deregulation of the market between 2009 and 2011, the gradual implementation of virtual capacity auctions, review of the methodology for capacity payments and a new renewables/CHP regulatory framework.

From 2007 to 2009 ENDESA’s generation assets in Spain and Portugal will expand by 4,890 MW, of which 3,200 MW will correspond to CCGT capacity in mainland, 850 MW in non-mainland capacity and 840 MW in renewable energy. This new capacity will increase the balance, diversification and competitiveness of ENDESA’s generation assets. The Company expects to have generation capacity of 26,900 MW in Spain and Portugal by 2009.

Finally, the targets set in the Efficiency Improvement Plan are still being met ahead of schedule: 60% of its total target to 2009 by the end of 2006.

Europe

ENDESA forecasts 2009 EBITDA of Euro 1.400 million in the European business, underpinned by growth in Italy and France, and activities carried out in other markets.

In Italy, 800 MW of new CCGT capacity will be commissioned, reaching total installed capacity in this country (which will be highly competitive and efficiently diversified) at 7,700 MW by 2009.

Also worth highlighting is ENDESA’s participation in the Livorno regasification terminal (giving it 2 bcm of natural gas) and the Sardinia gas pipeline project (GALSI). These projects will give the Company access to this fuel at more competitive prices.

ENDESA also expects to be able to supply its own green certificates, and this, in combination with the above mentioned, will ensure that unit margins in Italy remain high in a context of falling electricity prices.

In France, a further 950 MW of generation capacity will be added as part of the Group’s Industrial Plan, of which 800 MW will be CCGT capacity and 150 MW renewable energy.

Latin America

Forecasted EBITDA in the Latin American business is expected to reach Euro 2,470 million by 2009, enhanced by increased volumes, higher margins and improvements in operating efficiency. Even in a conservative macro scenario, the contribution of this business line to consolidated results and the high cash returns paid by ENDESA’s subsidiaries to the parent company should remain unchanged.

The increase in activity through 2009 will be driven by a 825 MW increase in installed capacity (515 MW CCGT, 220 MW coal-fired, 40 MW hydro and 50 MW other renewable energy) and by market growth with 1.3 million new customers forecasted for 2006-2009.

Also, the expected development of this business has led us to increase our initial cash flow forecast towards the parent company by US$ 600 million for 2005-2009 to at least US$ 1.600 million. This new figure could be increased by a further US$ 1,000 million through several corporate restructuring transactions, including those coming from the incorporation of Endesa Brasil.

Finally, ENDESA’s Latin American business presents currently high unrealised capital gains. Its market value based on current estimates - calculated as the sum of the market value of ENDESA’s stake in Enersis, the book value of the rest of its portfolio and its estimated additional market value - stood at Euro 6,200 million at December 31, 2006, i.e. Euro 2,400 million higher than its recorded as book value at that date (Euro 3,800 million).

Increased value of non-core assets

ENDESA’s efficient and profitable management of its real estate assets through its subsidiary Bolonia Real Estate, on top of the performance of the real estate market itself, has prompted an increase in the value of the Company’s non-core assets which are likely candidates for disposal.

In October 2005 this value was estimated at approximately Euro 750 million, of which Euro 140 million related to assets in the “Sector Levante” (Palma de Mallorca). Following the sale of these assets for Euro 240 million and the addition of new assets to Bolonia Real Estate’s portfolio, this figure stands at over Euro 1,500 million.

Based on this and other forecasts, the Company expects to obtain more than Euro 650 million from the disposal of non-core assets - from real estate and from a different nature - in 2007-2009, which would generate capital gains of around Euro 500 million.

Dividends and leverage

Current forecasts suggest that ENDESA is on track to achieve the DPS target announced last year of at least Euro 1.6/sh against 2006 results. This will be ratified at this year’s General Shareholders’ Meeting.

To date, the Company has paid its shareholders a total of Euro 3,070 million in dividends as part of its Strategic Plan for 2005-2009, with the following breakdown:

▪	Euro 1,200 million from income from ordinary activities reported in 2005, paid in 2006.

▪	Euro 1,341 million from capital gains made on the disposal of non-core assets during fiscal year 2005, also paid in 2006.

▪	An interim dividend of Euro 529 million against 2006 results paid in January 2007.

The total dividend paid out to date means that the Company has already paid to its shareholders the 31% of the total amount contemplated in its Strategic Plan, when two years of the five-year plan has not yet be fully completed (without prejudice to the requirement to submit this policy for ratification at the corresponding General Shareholders’ Meetings).

Finally, the Group has fully satisfied its commitment to maintain its financial leverage below 1.4x. According to preliminary forecasts for 2006 it stands at 1.2x. Based on current forecasts, leverage is expected to stand at 1.1x in 2009, demonstrating the financial strength of the Company.

IMPORTANT LEGAL DISCLAIMER

Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (“SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made by Endesa with the SEC are available without charge from the SEC’s website at www.sec.gov and at Endesa’s principal executive offices.

This presentation contains certain estimates or predictions (“forward-looking statements”) regarding financial and operating statistics and results and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors that may be beyond Endesa’s control or that may be difficult to predict.

These forward-looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for and supply of gas; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated investments; expected asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the EBITDA targets for 2007 to 2009 (which corresponds to gross operating profit in Endesa’s IFRS financial statements) and the preliminary results for fiscal year 2006 included in this presentation are forward-looking statements that are based on certain assumptions that may or may not prove correct. The principal assumptions underlying these forecasts and targets relate to the regulatory environment, exchange rates, divestments, increases in production and installed capacity in the markets in which Endesa operates, increases in demand in those markets, allocation of production among different technologies, cost increases associated with a higher activity level not exceeding certain limits, the market price of electricity not falling below certain levels, the cost of CCGT and the availability and cost of gas, coal, fuel-oil and emission rights necessary to operate our business at desired levels.

Furthermore, the 2006 preliminary results and other financial information is subject to completion of the Endesa’s year-end accounting procedures and the audit process and, therefore, is subject to modifications during those processes and, in particular, as a result of possible regulatory developments that may take place before the Board of Directors issues financial statements and that may affect fiscal year 2006 or earlier.

The following factors and circumstances, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements, including the preliminary results for fiscal year 2006:

Economic and Industry Conditions: significant adverse changes in the conditions of the industry, the general economy or our markets; the effect of the prevailing regulations or changes in them; tariff reductions; the impact of interest rate fluctuations; the impact of exchange rate fluctuations; natural disasters; the impact of more restrictive environmental regulations and the environmental risks inherent to our business; potential liabilities relating to our nuclear facilities.

Commercial or Transactional Factors: delays in or impossibility of obtaining necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting resources and management's focus away from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; delays in or impossibility of obtaining necessary authorizations or requalifications for our real estate assets; delays in or impossibility of obtaining regulatory authorizations, including those related to the environment, for the construction of new facilities, repowering or improvement of existing facilities; shortage of or changes in the price of equipment, material or labor; opposition of political or ethnic groups; adverse changes of a political or regulatory nature in the countries where we or our companies operate; adverse weather conditions, natural disasters, accidents or other unforeseen events; and the impossibility of obtaining financing at what we consider satisfactory interest rates.

Governmental and Political Factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes.

Operating Factors: technical problems; changes in operating conditions and costs; capacity to execute cost-reduction plans; capacity to maintain a stable supply of coal, fuel and gas and the impact of price fluctuations of coal, fuel and gas; acquisitions or restructuring; capacity to successfully execute a strategy of internationalization and diversification.

Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.

Further details on the factors that may cause actual results and other developments to differ significantly from the expectations implied or explicitly contained in the presentation are given in the Risk Factors section of Form 20-F filed with the SEC and in the Registration Document of Endesa Stock filed with the Spanish National Securities Regulator.

No assurance can be given that the forward-looking statements in this document will be prove correct. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements.